KongZhong’s “Kooky Three Kingdoms” lands on South Korea’s largest mobile gaming platform Kakao Game

BEIJING, April 28, 2014 - KongZhong Corporation (KONG), a leading Chinese mobile game and internet company, today announced their partnership with Kakao Corporation of South Korea. KongZhong’s self developed, premium mobile game “Kooky Three Kingdoms” will become the first product of the partnership, landing on Kakao Game Center which is the largest mobile gaming platform in South Korea in early May.

“Kooky Three Kingdoms” is a Chinese Three Kingdoms era, fantasy themed MMORPG mobile game. It includes numerous play options, such as board game adventures, competitive battles, General Soul collection, and mercenary cultivation. In the game, players can collect over 200 General Souls with various images and skills. After equipping them, players can obtain corresponding general’s appearance and abilities, transforming into Guan Yu, Diao Chan, Lv Bu, Zhang Fei, etc., and write their own history of the Three Kingdoms.

Kakao to South Korea is WeChat to China. In South Korea, 95% of the smart phone owners are Kakao users. As the most important channel for mobile game distribution, Kakao game platform strongly influences the preference of mobile game players in South Korea. The Kakao game platform has developed rapidly since July 2012 when it first came online and released popular games like “Anipang” and “Dragon Flight”. And in only one year, the total accumulated game subscriptions has exceeded 300 million with over 400 million game downloads and more than 30 million registered gamers (South Korea’s population is about 49 million). The number of games has reached 250, and is increasing rapidly with 4 - 5 new games a week.

The “China Gaming Industry Report 2013” shows that the total sales revenue of China’s self-developed online game in overseas market last year was 1.82 billion USD, a growth of 219.3% compared to 2012. Moreover, the export of Chinese mobile games has become an important new growth driver. KongZhong has developed mobile games since 2005, and is one of the earliest domestic developers who went overseas and have achieved great success. “Tiny War’” the traditional Chinese edition rose to the top on both iOS and Android platforms in Taiwan, and won the 2012 Taiwan Best Sales Award. “Battleland: Warrior & Monster’s” the Japanese version “Legend Of Sanctuary Online” became the first domestic mobile web game to be #1 on Japan’s download list. Japanese media authority “Famitsu” gave it “God’s Work” superb rating, and prolonged daily release of its game logs. Earlier SLG product "Qin Story" also had great performance in various parts of Asia. In 2013, "Pocket Fort" the Android version in North America achieved Top 10 New Free soon after it came online.

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As KongZhong’s first premium mobile game in 2014, "Kooky Three Kingdoms" gained a premium rating in the domestic market upon its release. It was first released through many important channels as 360, UC, 91, PP, Wandoujia, Duoku, Jifeng etc. on the first open beta day. KongZhong also asked the popular singer Wowkie Zhang to be the spokesman and introduce the game to more people. According to the data, in the following 3 days since OB, “Kooky Three Kingdoms” reached Top 1 RPG game, Top 4 game and Top 7 free game on the ranks of App Store and user’s interest in it increased by 600% based on the Baidu index. The release of "Kooky Three Kingdoms” on Kakao, on one hand, contributes to KongZhong’s development depth and the integration of the Asian mobile game market. On the other hand, it has also set a benchmark for domestic mobile games entering the overseas market.

KongZhong’s Chairman and CEO Wang Leilei said, "Mobile social gaming has become an important trend. Given that Three Kingdoms themed games also have a powerful user base in South Korea, coupled with Kakao platform’s strong influence, we believe KongZhong’s "Kooky Three Kingdoms" landing on South Korea’s Kakao will provide a new mobile social gaming experience, and bring South Korean players a high quality game experience with original flavors of the Chinese Three Kingdoms culture."

About KongZhong

KongZhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Email: ir@kongzhong.com

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